

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 31, 2017

Via E-Mail
James Tanaka
Chief Securities Counsel
AR Global Investments, LLC
405 Park Avenue, 14th Floor
New York, NY 10022

> **Re:** **American Realty Capital Healthcare Trust III, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 19, 2017**
> **File No. 000-55625**

Dear Mr. Tanaka:

We have reviewed your filing and have the following comment.  Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1. Please provide a detailed analysis regarding the applicability of Rule 13e-3 of the Exchange Act to the proposed transaction.  In particular, please explain whether Healthcare Trust, Inc. is an "affiliate" of the company and discuss all facts relevant to an analysis under Rule 13e-3.  In this regard, we note that the company's advisor and Healthcare Trust, Inc.'s advisor, as well as their respective property managers, are controlled by AR Global Investments, LLC.  We further note that both companies, their respective advisors, and their respective property managers have the same executive officers.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc:     Michael J. Choate
         Proskauer